

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Mr. Scott Smalling
Chief Financial Officer
Equal Energy Ltd.
4801 Gaillardia Parkway, Suite 325
Oklahoma City, Oklahoma 73142

> **Re: Equal Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 15, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2013**
> **File No. 1-34759**

Dear Mr. Smalling:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director